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February 3, 2023

Via EDGAR and Email

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Killoy and Christina Chalk

Re:

Avantax, Inc.

Schedule TO-I filed on January 27, 2023

File No. 005-55807

Ladies and Gentlemen:

On behalf of our client, Avantax, Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated February 1, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above captioned Schedule TO-I (the “Schedule TO-I”).

We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of the Staff’s comment in bold-face type below, followed by the Company’s response. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(i) to the Schedule TO-I, which is the Offer to Purchase.

The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 1”) together with this response letter.

Responses to Staff Comments on Schedule TO-I

Cautionary Note Regarding Forward-Looking Statements, page 10

1.	We note the first sentence in this section stating that the offering documents “contain certain ‘forward-looking statements’ as defined in Section 27A of the Securities Act of 1933 . . . and Section 21E of the Exchange Act, which are subject to the ‘safe harbor’ created by those sections.” The safe harbor provisions of the Private Securities Litigation Reform Act do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Exchange Act and Section 21E(b)(2)(c) of the Securities and Exchange Act. Please delete references to the Reform Act or clarify that the statements made in the offer materials are not subject to its safe harbor for forward-looking statements.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

February 3, 2023

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 10 of the Offer to Purchase by replacing the first sentence on page 10 with the following:

“This Offer to Purchase and the documents incorporated by reference into this Offer to Purchase contain certain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.”

Conditions of the Tender Offer, page 28

2.	Refer to the following statement in the first paragraph on page 28: “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time.” When an event occurs that implicates an offer condition, the bidder must promptly notify target security holders whether it will waive the condition or proceed with the offer, or assert the condition and terminate. This statement implies that Avantax is not under an obligation to advise security holders what it will do when such event occurs. Please revise.

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 28 of the Offer to Purchase by deleting in its entirety the third sentence of the first paragraph on page 28.

Source and Amount of Funds, page 28

3.	Revise to provide the disclosure required by Item 7 of Schedule TO and Item 1007(d)(2) of Regulation M-A as to the funds being used to purchase tendered shares.

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 28 of the Offer to Purchase by adding the following two paragraphs immediately following the first paragraph on page 28:

“We do not have any current plans to refinance any indebtedness under the Delayed Draw Term Loan Facility, but we plan to regularly consider whether to refinance such indebtedness based on our results of operations, financial condition, liquidity and prevailing market conditions.

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

February 3, 2023

There is no financing condition to the tender offer, although the tender offer is subject to certain other conditions. See Section 7.”

Certain Information Concerning Us, page 29

4.	We note your disclosure that “any information that we file later with the SEC will automatically update and, in some cases, supersede the information herein.” Schedule TO does not expressly authorize such apparent “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 30 of the Offer to Purchase by deleting the second sentence following the sub-caption “Incorporation by Reference” in such paragraph in its entirety and including in its place the following two sentences:

“Any information incorporated this way is considered to be part of this Offer to Purchase. Any statement contained in any document incorporated into this Offer to Purchase will be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or any subsequently filed document that is incorporated by reference into this Offer to Purchase modifies or supersedes the statement.”

Fees and Expenses, page 43

5.	Please provide a reasonably-detailed list of expenses incurred or expected to be incurred in connection with the tender offer. See Item 7 of Schedule TO and Item 1007(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Company will amend the disclosure on page 43 of the Offer to Purchase by amending the first paragraph on page 43 to add the following sentence as the final sentence of such paragraph:

“Specifically, and assuming the tender offer is fully subscribed, we expect that the aggregate of all fees and expenses related to the tender offer will be approximately $1,750,000. These fees and expenses include amounts payable to the Dealer Managers and their and our respective counsel, the Depositary, the Information Agent and expenses associated with financial printing.”

*      *      *

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

February 3, 2023

The Company acknowledges that the Staff may have additional comments after reviewing this response letter.

We appreciate your assistance in reviewing this response letter. Please direct any questions or comments regarding this filing to me at (312) 853-7443 or bberg@sidley.com.

Sincerely,

/s/ Beth E. Berg

Beth E. Berg, Esq.

Sidley Austin LLP

cc:

Robert Mandell, Esq.

Sidley Austin LLP